FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

800, 850 West Hastings Street, Vancouver, British Columbia, V6C 1E1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.

(Registrant)

Date:  December 1, 2003

/s/ Bradford Cooke

Bradford Cooke

President

Consolidated Financial Statements of

CANARC RESOURCE CORP.

(expressed in thousands of United States dollars)

Nine Months ended September 30, 2003 and 2002

CANARC RESOURCE CORP. Consolidated Balance Sheets (expressed in thousands of United States dollars) (Unaudited – Prepared by Management)
	September 30, 2003	December 31, 2002
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$106	$215
Marketable securities (Note 3)	229	384
Due from related parties (Note 7)	16	27
Receivables	50	26
	401	652
Resource properties (Note 4)	9,863	9,348
Equipment (Note 5)	213	217

	$10,477	$10,217

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$57	$31

Non-controlling interest in subsidiary	128	128
	185	159

Shareholders' equity:
Share capital (Note 6)
Authorized:
100,000,000 common shares
Issued:
49,257,851 common shares	45,695	45,125
Stock-based compensation (Note 6(b))	68	64
Deficit	(35,471)	(35,131)
	10,292	10,058

	$10,477	$10,217

Nature of operations (Note 1)
Commitments and contingencies (Note 4)

See accompanying notes to consolidated financial statements

Approved by the Directors:

/s/ "Bradford J. Cooke"	/s/ "Chris Theodoropoulos"
Director	Director

CANARC RESOURCE CORP. Consolidated Statements of Operations and Deficit (expressed in thousands of United States dollars, except per share amounts) (Unaudited – Prepared by Management)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002

REVENUE
Investment and other income	$23	$32	$134	$238

COSTS AND EXPENSES
General and administrative	62	82	227	184
Property investigation	-	5	5	17
Amortization	2	2	5	5
Corporate development	30	-	30	1
Travel	29	4	29	7
Shareholder relations	54	14	123	15
Write-down of marketable securities	8	-	19	-
Write-down of resource properties	-	7	-	5,523

	185	114	438	5,752

LOSS BEFORE THE UNDERNOTED	162	82	304	5,514
Stock-based compensation	(36)	59	36	124
Non-controlling interest	-	-	-	(20)

LOSS FOR THE PERIOD	126	141	340	5,618

DEFICIT, BEGINNING OF PERIOD	35,345	33,131	35,131	27,654

DEFICIT, END OF PERIOD	$35,471	$33,272	$35,471	$33,272

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	49,257,851	45,841,147	48,594,350	44,644,632

LOSS PER SHARE	$0.00	$0.01	$0.01	$0.13

See accompanying notes to consolidated financial statements.

CANARC RESOURCE CORP. Consolidated Statements of Cash Flows (expressed in thousands of United States dollars) (Unaudited – Prepared by Management)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002

CASH PROVIDED FROM (USED FOR):

OPERATING ACTIVITIES:
Loss for the period	$(126)	$(141)	$(340)	$(5,618)
Items not involving cash:
Write-down of resource properties	-	7	-	5,523
Write-down of marketable securities	8	-	19	-
Gain on sale of marketable securities	(18)	(28)	(119)	(231)
Non-controlling interest	-	-	-	(20)
Amortization	2	2	5	5
Stock-based compensation	(36)	59	36	124
Changes in non-cash operating working capital:
Due from related parties	(7)	-	11	-
Receivables	(18)	2	(24)	69
Accounts payable and accrued liabilities	28	(2)	26	(42)

	(167)	(101)	(386)	(190)

FINANCING ACTIVITIES
Shares issued for cash	9	-	538	217
Share subscriptions	-	303	-	303

	9	303	538	520

INVESTING ACTIVITIES
Purchase of capital assets	-	(4)	(1)	(10)
Proceeds from sale of capital assets	-	-	-	1
Purchase of marketable securities	800	(361)	(48)	(593)
Proceeds from sale of marketable securities	(441)	169	303	567
Resource properties, net of recoveries	(227)	(21)	(515)	(82)

	132	(217)	(261)	(117)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(26)	(15)	(109)	213

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	132	298	215	70

CASH AND CASH EQUIVALENTS, END OF PERIOD	$106	$283	$106	$283

See accompanying notes to consolidated financial statements.

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Nine months ended September 30, 2003

(Unaudited – Prepared by Management)

1.

Nature of operations:

The Company is in the mineral exploration business and has not yet determined whether its resource properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for resource properties is dependent upon the existence of economically recoverable reserves in its resource properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company's interest in the underlying properties (Note 4(f)), the receipt of necessary permitting and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant operating losses and has an accumulated deficit of $35,471,000 at September 30, 2003.  Furthermore, the Company has working capital of $344,000 as at September 30, 2003, which is not sufficient to achieve the Company's planned business objectives.  These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.

Significant accounting policies:

(a)

Basis of presentation:

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned except for Sara Kreek Resource Corporation N.V., in which the Company holds an 80% interest, and Minera Aztec Silver Corporation, in which the Company holds a 63% interest.  All significant intercompany transactions and balances have been eliminated.

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada with respect to the preparation of interim financial statements.  Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual consolidated financial statements.  The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in the annual consolidated financial statements and the notes thereto for the year ended December 31, 2002.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.  The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended December 31, 2002.

(b)

Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates include recoverability of resource properties, amortization periods for equipment and valuation allowances for future income tax assets.  Actual results could differ from those estimates.

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Nine months ended September 30, 2003

(Unaudited – Prepared by Management)

3.

Marketable securities:

September 30, 2003

Investment in shares of companies, at cost	$ 153
Cumulative write-downs	(74)
79
Short-term investments	150

$ 229

The quoted market value of shares of companies is approximately $220,265 at September 30, 2003 and the fair value of short-term investments approximated their carrying amount.  Included in investment in shares of companies are shares of Endeavour Gold Corp. ("Endeavour"), a company which has a director and an officer in common with the Company.  At September 30, 2003, these shares had a cost of $47,869, a carrying value of $47,869 and a quoted market value of approximately $172,233.  In November 2003, the Company invested $111,425 in Endeavour pursuant to a private placement for 500,000 units, in which each unit is comprised of one common share and one-half share purchase warrant;  one full warrant can be exercisable to acquire one common share for CAD$0.35 for a period of two years.

4.

Resource properties:

	September 30, 2003
	Acquisition costs	Exploration/ development	Total

British Columbia:
New Polaris (note 4(a)(i)):	$ 3,605	$ 81	$ 3,686
Eskay Creek (note 4(a)(ii)):	187	14	201

Costa Rica:
Bellavista (note 4(b)):	90	-	90

Suriname:
Sara Kreek (note 4(c)(i))	1,567	1,717	3,284
Benzdorp (note 4(c)(ii))	181	2,407	2,588

Mexico:
Clara (note 4(d))	-	14	14

	$ 5,630	$ 4,233	$ 9,863

(a)

British Columbia:

(i)

New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.  During fiscal 2001, the Company wrote-down the property by $3,187,104 to reflect management's estimate of the property's recoverable value.  Due to the continued depressed gold markets, early in fiscal 2002, the Company wrote-down the property by an additional $5,486,286.

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Nine months ended September 30, 2003

(Unaudited – Prepared by Management)

4.

Resource properties (continued):

(a)

British Columbia (continued):

(ii)

Eskay Creek:

The Company owns a one-third carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corp. (formerly Homestake Canada Inc.).  The property is subject to a 2% net smelter return in favour of a related company.

(b)

Bellavista, Costa Rica:

The Company owns an 18.3% carried interest in this property, which is located near San Jose, Costa Rica.  A property agreement giving Wheaton River Minerals Ltd. ("Wheaton") the right to earn a 100% working interest in the property calls for pre-production payments to be made to the Company in the amount of $117,750 annually up to and including the year commercial production commences.  During 2001, in addition to the cash pre-production payment for 2001, Wheaton made the pre-production payments due for the years ending December 31, 2002 and 2003 by paying cash of $58,875 and issuing 529,000 common shares of Wheaton.

(c)

Suriname:

(i)

Sara Kreek:

The Company holds 80% of the shares of Sara Kreek Resource Corporation N.V., the company that holds the Sara Kreek concession.  The Company may be required to issue an additional 200,000 shares to the vendor upon completing a feasibility study and commencing commercial production of the underground deposits.  During fiscal 2002, the Company wrote down the property by $1,717,000 to reflect management's estimate of the property's recoverable value.

(ii)

Benzdorp:

In April 1996, the Company entered into an option agreement to earn up to an 80% interest in the Benzdorp property by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four year period.

In August 2002, the Company amended its option agreement.  Cash payments prior to commercial production were reduced to $150,000 and exploration expenditures were reduced to $3,000,000 to be incurred prior to April 2006.  The Company has earned a 40% interest in the Benzdorp property, and expects to exercise its right to increase its interest once the property owner is able to incorporate a company in Suriname to transfer the Benzdorp concessions into, on behalf of the Company and the property owner.  In June 2003, the Benzdorp property exploration concessions were transferred from Grassalco, the state mining company, to the Company's subsidiary, Benzdorp Gold NV, subject to final governmental approval.

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Nine months ended September 30, 2003

(Unaudited – Prepared by Management)

4.

Resource properties  (continued):

(d)

Mexico:

Clara:

In March 2001, pursuant to a Letter of Intent with Teck Cominco Limited, the Company's 63% owned subsidiary, Minera Aztec Silver Corporation ("Aztec"), was granted an option to acquire a 100% interest in two mineral claims located in Mexico in consideration of incurring exploration expenditures on the property in the aggregate of $500,000 and issuing an aggregate of 500,000 shares of Aztec over a four year period.  If Aztec is not listed on a stock exchange within two years, then Aztec will have the option to pay a series of cash payments totalling $185,000 over a four year period.  The optionor will retain a 2% net smelter return royalty of which 50% may be purchased by the Company for $1,000,000.  Completion of this Letter of Intent is subject to a due diligence review and the signing of a formal agreement.

(e)

Expenditure options:

To maintain the Company's interest and to fully exercise the options under various property agreements covering the properties located in British Columbia, Suriname and Mexico, the Company must incur exploration expenditures on the properties and make payments in the form of cash and/or shares to the optionors as follows:

	Option/Advance Royalty Payments	Expenditure Commitment	Shares

Benzdorp (Note 4(c)(ii))
2003 (i)	$60	$-	-
2004	75	-	-
2005	-	1,000	-
2006	-	2,000	-

Sara Kreek (Note 4(c)(i))
On commercial production	-	-	200,000

New Polaris (Note 4(a)(i))
Net profit interest buyout	-	-	150,000

Clara (Note 4(d)) 2003	-	50	50,000 (ii)
2004	-	100	50,000 (ii)
2005	-	150	100,000 (ii)
2006	-	200	300,000 (ii)

	$135	$3,500	850,000

(i)

The timing of these option/advance royalty payments is dependent upon the owner transferring the exploration rights to the Benzdorp property to the corporate entity contemplated under the agreement.  Should this transfer not occur in 2003, these payments and the expenditure commitment, will each be extended by one year.

(ii)

Shares of the Company's subsidiary, Minera Aztec Silver Corporation, to be issued.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon. These amounts do not include future cash payments payable to the Company and related exploration expenditures on properties optioned to third parties.

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Nine months ended September 30, 2003

(Unaudited – Prepared by Management)

4.

Resource properties  (continued):

(f)

Resource properties contingencies:

The Company has diligently investigated rights of ownership of all of the resource properties/concessions to a level which is acceptable by prevailing industry standards with respect to the current stage of development of each property/concession in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing.  However, all properties/concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

5.

Equipment:

	September 30, 2003
	Cost	Accumulated amortization	Net book value
Mining equipment	$ 157	$ -	$ 157
Vehicles	15	-	15
Office furniture and equipment	159	118	41
	$ 331	$ 118	$ 213

6.

Share capital:

(a)

Issued:

Number of shares	Amount
Balance at December 31, 2002	47,159,444	$ 45,125
For cash:
Private placement, net of issue costs	1,250,000	445
Exercise of warrants	575,000	85
Exercise of options	60,000	8
On exercise of share appreciation rights	213,407	32

Balance at September 30, 2003	49,257,851	$ 45,695

Common shares issued for consideration other than cash are recorded at the quoted market value of the shares as of the agreement date.

(b)

Stock option plan:

The Company has a stock option plan that allows it to grant options to its employees, officers and directors to acquire up to 6,716,450 common shares.  The exercise price of each option equals the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant.   Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the Board at the time the options are granted.

At the discretion of the Board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.  There were no share appreciation rights outstanding at September 30, 2003.

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Nine months ended September 30, 2003

(Unaudited – Prepared by Management)

6.

Share capital (continued):

(b)

Stock option plan  (continued):

The continuity of stock options for the period ended September 30, 2003 is as follows:

Number of shares
Outstanding, December 31, 2002	3,629,000
Granted	1,680,000
Exercised	(60,000)
Expired/cancelled	(350,000)

Outstanding, September 30, 2003	4,899,000

Exercise price range (Cdn)	$0.17-$0.92

At September 30, 2003, all of the options outstanding are exercisable and expire at various dates from March 27, 2005 to June 23, 2010.

During the period ended September 30, 2003 the Company granted stock options to a non-employee to acquire up to an aggregate of 20,000 common shares at an exercise price of Cdn$0.51 per share.  In addition to the quoted market value of the shares issued on exercise of share appreciation rights, the fair value of stock options granted to the non-employee, in the amount of $4,320, has been recorded as stock-based compensation expense in the period.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

The fair value of stock options used to calculate compensation expense for the period ended September 30, 2003 is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	4.06%
Expected dividend yield	-
Expected stock price volatility	86%
Expected option life in years	4

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Nine months ended September 30, 2003

(Unaudited – Prepared by Management)

6.

Share capital (continued):

(c)

Warrants:

At September 30, 2003, the Company had outstanding warrants to purchase an aggregate 4,755,000 common shares as follows:

Exercise Price (Cdn$)	Expiry Date	Outstanding at December 31, 2002	Issued	Exercised	Expired	Outstanding at September 30, 2003

$ 0.18/	May 17, 2003/
$ 0.20	May 17, 2004	3,000,000	-	-	-	3,000,000

$ 0.21	April 8, 2004	1,080,000	-	(575,000)	-	505,000

$ 0.50	September 10, 2004	625,000	-	-	-	625,000

$ 0.63	February 4, 2005	-	625,000	-	-	625,000

		4,705,000	625,000	(575,000)	-	4,755,000

Each warrant entitles the holder to purchase one common share of the Company.

(d)

Shares reserved for issuance:

Number of shares
Outstanding, September 30, 2003	49,257,851
Property agreements (note 4(e))	350,000
Stock options (note 6(b))	4,899,000
Warrants (note 6(c))	4,755,000
Fully diluted, September 30, 2003	59,261,851

On October 25, 1995, the shareholders of the Company approved a shareholders rights plan (the "Plan").  The Plan became effective on November 14, 1995.

The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximise value for shareholders.  Under the Plan, each shareholder at the time of the Plan's adoption was issued one Right for each common share of the Company held.  Each Right entitles the registered holder thereof to purchase from treasury one common share at Cdn$25, subject to certain adjustments intended to prevent dilution.  The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company.  The Rights expired in November 2003.

CANARC RESOURCE CORP.
Notes to Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Nine months ended September 30, 2003

(Unaudited – Prepared by Management)

7.

Related party transactions:

At September 30, 2003, amounts due from related parties comprise balances owing from companies with certain common directors.  The amounts were for reimbursement of costs in the normal course of business.

For the nine months ended September 30, 2003, general and administrative costs include Cdn$60,000 of consulting fees charged by a company controlled by the President of the Company and Cdn$30,000 in salaries paid to the President of the Company.

8.

Segment disclosures:

The Company has one operating segment, being mineral exploration, and substantially all assets of the Company are located in Canada except for certain resource properties as disclosed in Note 4 and $74,000 of mining equipment and vehicles which are located in Suriname.

9.

Subsequent events:

In November 2003, the Company closed two private placements.  One private placement was for 3,080,000 units at CAD$0.90 per unit for total proceeds of CAD$2,772,000.  Each unit is comprised of one common share and one-half share purchase warrant;  each full warrant is exercisable to acquire one common share at an exercise price of CAD$1.10 until November 13, 2005.  The other private placement was for 250,000 units at CAD$1.05 per unit for total proceeds of CAD$262,500.  Each unit is comprised of one flow-through common share and one-half share purchase warrant;  each full warrant is exercisable to acquire one non-flow-through common share at an exercise price of CAD$1.25 until November 13, 2005.

Management Discussion and Analysis

For the Nine Months Ended September 30, 2003

Financial Analysis

This Management Discussion and Analysis ("MD&A") for the Third Quarterly Report of 2003 should be read in conjunction with the unaudited interim consolidated financial statements for the nine month period ended September 30, 2003.  The MD&A is an assessment of the financial affairs and condition of the Company for the most recent quarterly reporting period.  All figures are stated in terms of US dollars.

Since its incorporation, the Company has endeavored to secure valuable mineral properties that in due course could be explored, developed and brought into production to provide the Company with positive cash flows.  To that end, the Company has expended its funds exploring and developing mineral properties each year since incorporation, which have been financed principally from equity capital.  As a result, the Company has incurred losses during each of its fiscal years since incorporation.  Losses are typical of development-stage exploration and mining companies and are expected to continue until positive cash flows are achieved.

The Company knows of no trends, demands, commitments, events or uncertainties outside of the normal course of business that may result in the Company's liquidity either materially increasing or decreasing at the present time or in the foreseeable future. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs and overall market conditions for smaller resource companies.  The Company is not aware of any seasonality in the business that may have a material effect upon its financial condition, results of operations or cash flows other than those normally encountered by public reporting smaller resource companies.  The Company is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business.

Liquidity and Capital Resources

The Company had a cash balance of $106,000 and working capital of $344,000 as at September 30, 2003, in contrast to December 31, 2002 balances of $215,000 and $621,000, respectively, thereby reflecting a 51% decrease in cash and a 45% decrease in overall liquidity.  Current assets decreased by 38% to $401,000 and current liabilities increased by 84% to $57,000 as at September 30, 2003 relative to the December 31, 2002 year end.  In March 2003, the Company closed a private placement for 1,250,000 units which contributed net proceeds of $445,000.  Also the exercise of 575,000 warrants provided further proceeds of $93,000 to the Company's treasury.  The Company's principal sources of funds for 2003 are from shares-for-cash payment from our partner on the Bellavista project in Costa Rica and from equity financing sources.

In November 2003, the Company closed two private placements.  One private placement was for 3,080,000 units at CAD$0.90 per unit for gross proceeds of CAD$2,772,000.  Each unit is comprised of one common share and one-half share purchase warrant;  each full warrant is exercisable to acquire one common share at an exercise price of CAD$1.10 until November 13, 2005.  The other private placement was for 250,000 units at CAD$1.05 per unit for total proceeds of CAD$262,500.  Each unit is comprised of one flow-through common share and one-half share purchase warrant;  each full warrant is exercisable to acquire one non-flow-through common share at an exercise price of CAD$1.25 until November 13, 2005.  Proceeds from the private placements are for the next phase of drilling programs for the Company's Benzdorp and New Polaris properties and for working capital purposes.

Results of Operations

The Company incurred a net loss of $304,000 for the nine months ended September 30, 2003, representing a 95% decrease in the $5,618,000 net loss for the same period in 2002.  For 2003, the Company incurred increased expenses in almost all categories, but there were no write-downs of resource properties, unlike 2002 in which such write-downs amounted to $5,523,000.  The increased operating expenditures in 2003 reflect the commensurate increase in corporate activity in moving the Benzdorp and New Polaris projects forward.  During the September 30, 2003 quarter, expenditures were incurred for the Benzdorp property in Suriname as the Company pursued drilling and trenching and sampling programs during this period.